Exhibit 99.1
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT CONTAINS PROPOSALS RELATING TO DIVERSIFIED ENERGY COMPANY PLC ON WHICH YOU ARE BEING ASKED TO VOTE.
If you are in any doubt about the contents of this document or the action you should take, you are recommended to seek your own financial advice from an appropriately authorised stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised by the Financial Services and Markets Act 2000 (“FSMA”), or, if you are not resident in the United Kingdom, from another appropriately authorised independent financial adviser in your own jurisdiction.
If you sell or have sold or otherwise transferred all of your Shares and/or Depositary Interests in the Company, please send this document and any accompanying documents or forms as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom you sell or have sold or transferred your Shares and/or Depositary Interests for delivery to the purchaser or transferee. If you have sold only part of your holding of Shares and/or Depositary Interests, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take.
This document is not a prospectus and it does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any security, including any Shares or Depositary Interests.

DIVERSIFIED ENERGY COMPANY PLC
(incorporated in England and Wales with registered number 09156132)
Circular to Shareholders and Notice of General Meeting

This document should be read in its entirety. Your attention is drawn to the ‘Letter from the Chair’ of the Company set out in the section entitled “Letter from the Chair” on page 9 of this document. Your Board is unanimously recommending that you vote in favour of the Resolution set out in the notice of General Meeting referred to below.
Notice of the General Meeting to be held at the offices of FTI Consulting, 200 Aldersgate, Aldersgate Street, London, EC1A 4HD, United Kingdom on 10 March 2025 at 1 p.m. (London time) / 9 a.m. (New York time) is included in this document.
Shareholders will find enclosed a Form of Proxy for use at the General Meeting. Depositary Interest Holders will need to complete a Form of Instruction or submit their voting instruction via the CREST voting system as set out in the ‘Notes to the Notice of General Meeting’ section.
To be valid for use at the General Meeting, the Form of Proxy must be completed and returned, in accordance with the instructions printed thereon, to Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible and, in any event, to arrive by 1 p.m. (London time) / 8 a.m. (New York time) on 6 March 2025. The completion and return of a Form of Proxy will not preclude Shareholders from attending and voting in person at the General Meeting should they subsequently wish to do so.
The Form of Instruction should be returned to the Depositary, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom by 1 p.m. (London time) / 8 a.m. (New York time) on 5 March 2025. Depositary Interest Holders wishing to attend the meeting in person should refer to the ‘Notes to the Notice of General Meeting’ section for instructions on how to attend.
The Board encourages Shareholders to consult the Company’s website (www.div.energy) and regulatory news services for any updates in relation to the General Meeting that may be provided.
Shareholders should submit their votes via proxy as early as possible. Further instructions on completion of the Form of Proxy are set out in the ‘Notes to the Notice of the General Meeting’ section of this document. Depositary Interest Holders can vote electronically through the CREST electronic instruction service.

YOU ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY OR FORM OR INSTRUCTION (AS APPLICABLE) IN ACCORDANCE WITH THE INSTRUCTIONS HEREIN.
Your attention is drawn to explanatory notes at the end of this document. A summary of the action to be taken by Shareholders is set out in paragraph 5 of the section entitled “Letter from the Chair” on page 9 of this document and in the Notice of Meeting.
The Company is a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, the Company is not required to comply with proxy solicitation rules under US federal securities laws. Brokers holding Shares must vote according to specific instructions they receive from the beneficial owners of those Shares. If brokers do not receive specific instructions, brokers may in some cases vote the Shares in their discretion but are not permitted to vote on certain proposals and may elect not vote on any of the proposals unless you provide voting instructions. Thus, the Company strongly encourages you to provide instructions to your broker to vote your Shares and exercise your right as a Shareholder. As such, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast in connection with the proposals set out in this Notice. Abstentions and broker non-votes have no effect on the outcome of the Resolution proposed at the General Meeting.
If you hold your interest through a broker, bank, or nominee (or similar), you should normally receive directions from such broker, bank, or nominee (or similar) on how to attend (electronically or in person) and vote at the General Meeting or how to give a proxy or voting instructions. These directions should be followed. If you have not received such directions, it would be advisable to contact your broker, bank, or nominee (or similar) as soon as possible.
Your attention is drawn to ‘Explanatory Notes to the Resolution’ at the end of this document.
Copies of this document will be available free of charge during normal business hours on weekdays (excluding Saturday, Sunday and public holidays) from the date hereof until 10 March 2025 from the Company’s Registered Office. Copies will also be available to download from the Company’s website at https://ir.div.energy/reports-announcements.
This document is dated 20 February 2025.

i

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Expected time/date(1)
2025
Latest time and date for receipt of Forms of Instruction/CREST electronic voting instructions for the General Meeting	1 p.m. (London time) / 8 a.m. (New York time) on 5 March
Latest time and date for receipt of Forms of Proxy for the General Meeting	1 p.m. (London time) / 8 a.m. (New York time) on 6 March
Voting Record Time for the General Meeting for Shareholders	Close of business (London time) on 6 March(2)
General Meeting	1 p.m. (London time) / 9 a.m. (New York time) on 10 March
Completion of the Acquisition, Admission and commencement of listing of the Consideration Shares on the NYSE	H1 2025

Notes:
1.
All dates and times are based on the Company’s current expectations and are subject to change. If any of the dates and/or times change, the Company will give notice of the change by issuing an announcement through a Regulatory News Service.

2.
Only those Shareholders entered on the register of members at close of business (London time) on 6 March 2025 or, if the General Meeting is adjourned, on the register of members at close of business on the day which is two business days before the time of the adjourned meeting, shall be entitled to attend and vote at the General Meeting in respect of the number of Shares registered in their name at that time.

3.	Capitalised terms have the meanings ascribed to them in the section entitled “Definitions” beginning on page 14 of this document.

KEY STATISTICS RELATING TO THE ACQUISITION

Number of Shares in issue as at the Latest Practicable Date (including the Equity Raise Shares)	59,795,942 Shares
Number of Over-Allotment Shares that may be issued	850,000 Shares
Number of Consideration Shares to be issued, subject to adjustment(1)	21,217,713 Shares

Notes:
1.
The consideration for the proposed Acquisition is expected to be satisfied by, among other things, the issue of 21,217,713 Shares. While the number of Consideration Shares is subject to adjustment based on the outstanding amount of debt under Maverick’s reserves-based lending facility at Completion, it is currently not anticipated that any such adjustment will be necessary. Consequently, although the Agreement provides for the potential issue of up to an additional 12,736,778 Shares, resulting in a maximum of 33,954,491 Shares that may be issued in connection with the Acquisition, any such increase to a material extent is currently considered unlikely.

2.	Capitalised terms have the meanings ascribed to them in the section entitled “Definitions” beginning on page 14 of this document.

IMPORTANT NOTICES
1.	General
The contents of this document are not to be construed as legal, business or tax advice. Recipients of this document should consult their own lawyer, financial adviser or tax adviser for legal, financial or tax advice, as appropriate. Furthermore, the Company and its Board accept no responsibility for the accuracy or completeness of any information reported by the media or other parties, or the fairness or appropriateness of any forecasts, views or opinions expressed by the media or other parties regarding the contents of this document or the Company. The Company and the Board make no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication.
The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about, and observe any such restrictions in relation to, this document. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Except in the United Kingdom, no action has been taken or will be taken in any jurisdiction that would permit possession or distribution of this document in any country or jurisdiction where action for that purpose is required. Accordingly, this document may not be distributed or published in any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration. Failure to comply with these restrictions may constitute a violation of the securities laws or regulations of such jurisdictions.
2.	No incorporation of websites
The contents of the website of the Company, its subsidiaries and subsidiary undertakings do not form part of this document, and no one should rely on such website.
3.	Forward-looking statements
This document contains forward-looking statements that are based on the Group’s management’s beliefs and assumptions and on information currently available to the management. Some of the statements in this document contain forward-looking statements. In some cases, forward-looking statements may be identified by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of performance. The Group has based forward-looking statements in this document on its current expectations and beliefs about future developments and their potential effect on the Group.
These statements involve risks, uncertainties and other factors that may cause the Group’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Directors believe that they have a reasonable basis for each forward-looking statement contained in this document, these statements are based on a combination of facts and factors currently known by the Directors and their projections of the future, about which they cannot be certain. Forward-looking statements contained in this document are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties (some of which are beyond the Group’s control) and assumptions that could cause the Group’s actual results to differ materially from its historical experience and present expectations or projections. Assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, the Group cannot assure you that actual results will not differ materially from those expressed or implied by forward-looking statements.
Consequently, forward-looking statements speak only as of the date that they are made and should be regarded solely as the Group’s current plans, estimates and beliefs. Shareholders should not place undue reliance on forward-looking statements. The Company cannot guarantee future results, events, levels of activity, performance, or achievements. Except as required by law, the Company does not undertake and specifically declines any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.
Other than as required by law, none of the Company, the Directors, its officers, advisers or any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur, in part or in whole.

4.	No offer or solicitation
This document does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. There will be no such offer, invitation or solicitation in any jurisdiction in which such an offer, invitation or solicitation is unlawful. Within 90 days after Completion, the Company will file a Registration Statement on Form F-3 or Form F-3ASR, as applicable, with the SEC to cover future sales by holders of the Consideration Shares.
5.	Non-IFRS measures
The Group presents certain key operating metrics that are not defined under IFRS (alternative performance measures) in this document. These non-IFRS measures are used by the Group to monitor the underlying performance of the Group’s performance from period to period and to facilitate comparison with its peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which the Group has chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. Therefore, the non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics set forth below are based on information derived from the Group’s regularly maintained records and accounting and operating systems.
Definitions and reconciliation of the non-IFRS and non-U.S. GAAP measures used in this document for the Group and for Maverick, respectively, for the 12-month period ended 30 September 2024 are as set out below:
Adjusted EBITDA
EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. Adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, (gain) loss on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature. Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing, and financing activities. However, the Directors believe such a measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business performance; (2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our Credit Facility financial covenants; and (4) is used by us as a performance measure in determining executive compensation.
Per-Unit Adjusted EBITDA Margin
Per-Unit Adjusted EBITDA Margin represents the amount of Adjusted EBITDA per unit of production.
The Group
The following table presents a reconciliation of the IFRS Financial measure of Net Income (Loss) to Adjusted EBITDA and Per-Unit Adjusted EBITDA Margin for each of the periods listed:

	For the twelve months ended
(Amounts in 000’s)	30 September 2024	31 December 2023
Income (loss) available to ordinary shareholders after taxation	$194,559	$759,701
Finance costs	134,173	134,166
Accretion of asset retirement obligation	28,639	26,926
Other (income) expense	(1,022)	(385)
Income tax (benefit) expense	43,806	240,643
Depreciation, depletion and amortization	237,704	224,546
Gain on bargain purchase	—	—

	For the twelve months ended
(Amounts in 000’s)	30 September 2024	31 December 2023
(Gain) loss on fair value adjustments of unsettled financial instruments	(264,130)	(905,695)
(Gain) loss on oil and gas programme and equipment(1)	1,779	20
(Gain) loss on sale of equity interest	(18,440)	(18,440)
Unrealized (gain) loss on investment	(7,043)	(4,610)
Impairment of proved properties	41,616	41,616
Costs associated with acquisitions	13,191	16,775
Other adjusting costs(2)	27,684	17,794
Loss on early retirement of debt	12,284	—
Non-cash equity compensation	8,234	6,494
(Gain) on foreign currency hedge	—	521
(Gain) loss on interest rate swap	(200)	2,722
Total Adjustments	258,275	(216,907)
Adjusted EBITDA	$452,834	$542,794
Pro forma TTM adjusted EBITDA(3)	$555,456	$549,258
Adjusted EBITDA	$452,834	$542,794
Total Production (MMcfe)	283,474	299,632
Per-unit adjusted EBITDA margin ($/Mcfe)	$1.60	$1.81

Notes:
(1)	Excludes proceeds received for leasehold sales.
(2)
Other adjusting costs for the year ended December 31, 2023 were primarily associated with legal and professional fees related to the U.S. listing, legal fees for certain litigation, and expenses associated with unused firm transportation agreements.

(3)
Pro forma TTM adjusted EBITDA includes adjustments for respective twelve month periods to pro forma results for the full twelve-month impact of intra-period acquisitions (September 30, 2024: Oaktree, Crescent Pass Energy; September 30, 2023: Tanos Energy Holdings II LLC; December 31, 2023: Tanos Energy Holdings II LLC)

Maverick
The following table presents a reconciliation of the U.S. GAAP financial measure of Net Income (Loss) to Adjusted EBITDA per-unit adjusted EBITDA margin for each of the periods listed:

	For the Twelve Months Ended
(Amounts in 000’s)	30 September 2024	31 December 2023
Net Income (Loss)	$126,448	$256,281
Loss (gain) on commodity derivative instruments	(170,953)	(145,934)
Commodity derivative instrument settlement payments	16,020	(46,722)
Depletion, depreciation, and amortization expense	177,793	166,488
Impairment of oil and natural gas properties	114,958	66,785
Interest expense	83,924	62,176
Restructuring costs	8,853	1,631
Gain on sale of assets	(2,274)	(1,090)
Income tax expense (benefit)	1,168	604
Other income, net	(2,968)	(1,130)
Transaction, Integration & Other Costs	28,311	29,037
Total Adjustments	254,832	132,179
Adjusted EBITDA	$381,280	$388,126
Adjusted EBITDA	$381,280	$388,126
Total Production (MMcfe)	129,982	145,517
Per-unit adjusted EBITDA margin ($/Mcfe)	$2.93	$2.67

Net Debt and Net Debt-to-Adjusted EBITDA
Net Debt represents total debt as recognized on the balance sheet less cash and restricted cash. Total debt includes the Group’s borrowings under the Credit Facility and the Group’s borrowings under or issuances of, as applicable, our subsidiaries’ securitization facilities, excluding original issuance discounts and deferred finance costs. The Directors believe Net Debt is a useful indicator of the Group’s leverage and capital structure.
Net Debt-to-Adjusted EBITDA, or “Leverage” or “Leverage Ratio,” is measured as Net Debt divided by adjusted trailing twelve-month EBITDA. The Directors believe that this metric is a key measure of the Group’s financial liquidity and flexibility and is used in the calculation of a key metric in one of the Group’s Credit Facility financial covenants.
The following tables presents a reconciliation of the IFRS and U.S. GAAP Financial measure of Total Non-Current Borrowings to the Non-IFRS and Non-U.S. GAAP measure of Net Debt and a calculation of Net Debt-to-Adjusted EBITDA and Net Debt-to-Pro Forma Adjusted EBITDA, respectively, for each of the periods listed:
The Group

	As at
(Amounts in 000’s)	30 September 2024	31 December 2023
Total non-current borrowings	$1,486,997	$1,075,805
Current portion of long-term debt	210,213	200,822
Less: Cash	(9,013)	(3,753)
Less: Restricted cash	(49,678)	(36,252)
Net Debt	1,638,519	1,236,622
TTM Adjusted EBITDA	452,834	542,794
Pro forma TTM adjusted EBITDA(1)	$555,456	$549,258
Net debt-to-pro forma TTM adjusted EBITDA	2.9x	2.3x

Notes:
(1)
Pro forma TTM adjusted EBITDA includes adjustments for respective twelve month periods to pro forma results for the full twelve-month impact of intra-period acquisitions (September 30, 2024: Oaktree, Crescent Pass Energy; September 30, 2023: Tanos Energy Holdings II LLC; December 31, 2023: Tanos Energy Holdings II LLC)

Maverick

	As at
(Amounts in 000’s)	30 September 2024	31 December 2023
Total non-current borrowings	$657,292	$697,405
Current portion of long-term debt	110,254	113,773
LESS: Cash	(40,137)	(53,263)
LESS: Restricted cash	(36,736)	(31,936)
Net Debt	690,673	725,979
TTM Adjusted EBITDA	381,280	388,126
Net debt-to-adjusted EBITDA	1.8x	1.9x

Free Cash Flow
Free Cash Flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest. The Directors believe that Free Cash Flow is a useful indicator of the Group’s ability to generate cash that is available for activities other than capital expenditures. The Directors believe that free cash flow provides investors with an important perspective on the cash available to service debt obligations, make strategic acquisitions and investments, and pay dividends.

The following tables presents a reconciliation of the IFRS and U.S. GAAP Financial measure of Net Cash from Operating Activities to the Non-IFRS and Non-U.S. GAAP measure of Free Cash Flow for each of the periods listed:
The Group

	For the Twelve Months Ended
(Amounts in 000’s)	30 September 2024	31 December 2023
Net cash provided by operating activities	$385,084	$410,132
Less: Expenditures on natural gas and oil properties and equipment	(49,730)	(74,252)
Less: Cash paid for interest	(115,769)	(116,784)
Free cash flow	$219,585	$219,096

Maverick

	For the Twelve Months Ended
(Amounts in 000’s)	30 September 2024	31 December 2023
Net cash provided by operating activities	$283,317	$308,261
Less: Expenditures on natural gas and oil properties and equipment	(161,826)	(286,420)
Less: Cash paid for interest(1)	n/a	n/a
Free cash flow	$121,491	$21,841

Notes:
(1)	For the periods presented, Cash Paid for Interest is included within the calculation of Maverick Natural Resources’ Net Cash Provided by Operating activities
Total Revenue, Inclusive of Settled Hedges and Adjusted EBITDA Margin
Total Revenue, Inclusive of Settled Hedges, includes the impact of derivatives settled in cash. The Directors believe that Total Revenue, Inclusive of Settled Hedges, is a useful because it enables investors to discern the Group’s realized revenue after adjusting for the settlement of derivative contracts.
The following table presents a reconciliation of the IFRS and U.S. GAAP Financial measure of Total Revenue to the Non-IFRS and Non- and U.S. GAAP measure of Total Revenue, Inclusive of Settled Hedges and a calculation of Adjusted EBITDA Margin for each of the periods listed:
The Group

	For the Twelve Months Ended
(Amounts in 000’s)	30 September 2024	31 December 2023
Total revenue(1)	$754,878	$868,263
Net gain (loss) on commodity derivative instruments(2)	183,876	178,064
Total revenue, inclusive of settled hedges	938,754	1,046,327
Adjusted EBITDA	$452,834	$542,794
Adjusted EBITDA Margin	48%	52%
Adjusted EBITDA Margin, exclusive of Next LVL Energy	49%	53%

Notes:
(1)	Excludes proceeds received for leasehold sales.
(2)
Net gain (loss) on commodity derivative settlements represents cash (paid) or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.

Maverick

	For the Twelve Months Ended
(Amounts in 000’s)	30 September 2024	31 December 2023
Total revenue	$880,107	$977,390
Net gain (loss) on commodity derivative instruments(1)	16,020	(46,722)
Total revenue, inclusive of settled hedges	896,127	930,668
Adjusted EBITDA	$381,280	$388,126
Adjusted EBITDA Margin	43%	42%

Notes:
(1)
Net gain (loss) on commodity derivative settlements represents cash (paid) or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.

LETTER FROM THE CHAIR
Registered in England and Wales No: 09156132

Directors	Registered Office

David Johnson (Independent Non-Executive Chair)
Rusty Hutson, Jr. (Chief Executive Officer and Director)
Martin Thomas (Independent Non-Executive Vice Chair)
Sandy Stash (Senior Independent Director)
David Turner, Jr. (Independent Director)
Kathryn Klaber (Independent Director)
4th Floor Phoenix House, 1 Station Hill, Reading, Berkshire, United Kingdom, RG1 1NB

20 February 2025
Dear Shareholders,
Allotment and issue of up to 33,954,491 Shares as consideration for the Acquisition

and

Notice of General Meeting
1.	Introduction
On behalf of the Board, I am writing to all Shareholders in regard to the Group’s proposed acquisition of Maverick Natural Resources, LLC, a private oil and gas company headquartered in Houston, Texas, as announced on 27 January 2025. The proposed Acquisition is expected to combine two complementary asset packages, pairing high-quality proved developed producing weighted production with the lowest corporate decline and capital intensity among peers.
Maverick specialises in the management of mature upstream assets through application of automation and data-science technology while focusing on safety, emissions, and environmental responsibility. The Enlarged Group is expected to generate substantial distributable free cash flow, delivering strong, consistent shareholder value creation through disciplined debt reduction, a sustainable dividend, and strategic share repurchases. The Board believes that the Acquisition will provide the Group with significantly increased scale, a compelling environmental profile and a robust regional consolidation opportunity to create one of the largest operators in terms of production and acreage in Oklahoma and the Western Anadarko Basin in the United States.
The purpose of this document is to explain the Resolution to be proposed at the General Meeting in connection with the Acquisition and why the Directors unanimously recommend that you vote in favour of the Resolution, notice of which is set out at the end of this document.
2.	The Proposed Acquisition
As previously announced, on 24 January 2025, the Company and its subsidiaries, Diversified Gas & Oil Corporation (“DGOC”) and Remington Merger Sub, LLC, entered into a merger agreement (the “Agreement”) with Maverick Natural Resources, LLC (“Maverick”) and EIG Management Company, LLC (“EIG”) to acquire Maverick, a portfolio company of EIG.
Pursuant to the terms of the Agreement, the gross transaction value is approximately $1,275 million, and the consideration is expected to be satisfied as follows:
•	Cash: cash consideration of $207.1 million, to be funded from the Company’s existing Credit Facility;
•	Consideration Shares: issue of 21,217,713 Shares to the unitholders of Maverick, including EIG, valued at approximately $345 million as of the date of the execution of the Agreement; and
•	Assumption of debt: assumption of approximately $700 million of Maverick’s debt outstanding associated with its reserves-based lending facility, an ABS amortising note and other outstanding credit.
The mix of cash and Consideration Shares is subject to adjustment, based on the outstanding amount of debt under Maverick’s reserves-based lending facility at Completion in excess of $200 million. Therefore, although currently anticipated to be unlikely, the Company may issue an additional up to 12,736,778 Shares to the unitholders of Maverick pursuant to the Agreement, with a corresponding downward adjustment in the cash consideration.
The Company has also received commitments for the increase of the borrowing base of the Group’s Credit Facility to $900 million at Completion to reflect the Acquisition and it is expected that the maturity of the Credit Facility will also be extended to four years following Completion.
Reasons for the Acquisition
The key reasons for the proposed Acquisition are:
•
Value Maximising Contribution: The Acquisition is expected to be financially and strategically accretive to key metrics including cash flow, leverage, and valuation multiples and is expected to deliver significant benefits through enhanced margins, expense synergies, and strengthened cost of capital for the Enlarged Group.

•
Strong Financial Position, Liquidity and Capital Markets Access: The Acquisition is expected to be leverage-accretive that integrates additional investment-grade ABS notes which will also provide for a natural deleveraging process for the Enlarged Group. Further, the additional size and scale will enhance the Enlarged Group’s trading liquidity and access to capital markets, bolstering its ability to efficiently finance its business and pursue bolt-on accretive acquisitions.

•
Multi-Basin Exposure and Scale: The Group’s position in core geographies across Appalachia, the Western Anadarko, Permian, Barnett, and Ark-La-Tex regions will be further enhanced with commodity product diversification and beneficial exposure to oil markets to create a more resilient market cycle risk profile and durable revenue. This multi-basin scale will also provide capital investment optionality for organic growth by acquisition or growth by high returns joint venture partnership development projects.

•
Unique Operational Approach: The Group focuses on responsible operations and stewardship of existing energy infrastructure assets, including well optimization and managing the assets by leveraging technology, vertical integration, and scale to the ultimate end of life. By leveraging the complementary operations focus, utilizing technology, aligning resources, and sharing expertise, the Directors believe that the Enlarged Group will optimize performance, extract substantial value, and drive growth. Further, the unique and differentiated business model of Maverick offers reliable production, multi-basin commodity diversification and a strong hedging program that enables consistent cash flows for the Enlarged Group

•
Commitment to Stewardship and Environmental Performance: The Enlarged Group will focus on achieving tangible targets, and dedicated actions to drive sustainability, transparency, and environmental progress through asset improvement and optimization practices, data-driven innovation of ongoing measurement, monitoring, and mitigation of emissions.

•
Proven Process to Capture Synergies: The Directors believe that the Group’s established integration processes and corporate infrastructure will unlock significant and sustainable value with fast, effective and efficient integration and is expected to provide expense savings and a meaningful earnings contribution for the Enlarged Group. Further, the modern field management philosophy of the experienced management team of the Group is well positioned to leverage technology, capture synergies and unlock portfolio value following the Acquisition.

Key operating and financial information on the Group and Maverick1
The key operating and financial metrics for each of the Group and Maverick for the twelve-month period ended 30 September 2024 (unless otherwise noted) are set out below:

USD, millions unless stated otherwise	Group	Maverick
Production (Mmcfe/d)(1)	~850	~350
	~ 85% Natural Gas	~40% Natural Gas
Commodity Mix	~15% Liquids	~60% Liquids
Total Revenue, Inclusive Settled Hedges(2)	$938.75	$896.13
Adjusted EBITDA(3)	$555.46	$381.28
Free Cash Flow(4)	$219.59	$121.49
EV/EBITDA(5)	4.5x	3.3x
Leverage(6)	2.9x	1.8x
PV-10 of Total Proved Reserves(7)	~3.9 billion	~2.1 billion
PV-10 of PDP Only(7)	~3.9 billion	~1.7 billion
Per-unit Adjusted EBITDA margin ($/Mcfe)(8)	$1.60	$2.93

Notes:
1.	The production (Mmcfe/d) for the Group and Maverick represents the exit rate as of 30 September 2024.
2.	Total revenue, inclusive of settled hedges, includes the impact of derivatives settled in cash.
3.
The pro forma TTM Adjusted EBITDA for the Group includes adjustments for the impact of intra-period acquisitions (30 September 2024: Oaktree, Crescent Pass Energy; 30 September 2023: Tanos Energy Holdings II LLC; 31 December 2023: Tanos Energy Holdings II LLC) undertaken by the Group

4.	Free Cash Flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest.
5.
The Group’s Enterprise Value / Adjusted EBITDA (“EV/EBITDA”) multiple is calculated using Adjusted EBITDA for the twelve-month period ended 30 September 2024 (pro forma) and enterprise value as at 17 January 2025; Maverick’s EV/EBITDA multiple is based on the gross acquisition value divided by the acquisition's Adjusted EBITDA for the twelve-month period ended 30 September 2024.

6.	Leverage is measured as net debt divided by Adjusted EBITDA; as used herein, net debt represents total debt as recognized on the balance sheet less cash and restricted cash at 30 September 2024.
7.
PV-10 for the Group is as reported in the Company’s annual report for the year ended 31 December 2023 adjusted to reflect the impact of the Oaktree Acquisition, the Crescent Pass Acquisition and the East Texas Assets Acquisition; PV-10 for Maverick is calculated using historical production data, asset-specific type curves and an effective date of 1 June 2024 using the 10-year NYMEX strip as at 10 January 2025 and excluding assets divested in October of 2024.

8.
The Per-unit Adjusted EBITDA margin ($/Mcfe) is calculated as the Adjusted EBITDA divided by the total production. Adjusted EBITDA presented for the twelve-month period ending 30 September 2024; Adjusted EBITDA for Maverick excludes certain non-recurring items primarily relating to restructuring and other transactional costs and is not adjusted for the divestiture of East Texas assets subsequent to the measurement period; Adjusted EBITDA for the Group includes the annualized effect of acquisitions performed during the measurement period.

The gross assets of Maverick as at 30 September 2024 amounted to $1.9 billion. For the twelve-month period ended 30 September 2024, revenue and other income items of Maverick was $1.1 billion and $(3) million, and net income (loss) was $126 million.
Registration Rights Agreement (including lock up)
At Completion, the Company will enter into a registration rights agreement with Maverick unitholders receiving at least 1% of the Shares outstanding as at Completion pursuant to which the Company will agree to, on the terms set forth therein, file with the U.S. Securities and Exchange Commission a registration statement registering for resale the Consideration Shares. The registration rights agreement provides for a lockup of six months for 33% of the Consideration Shares, nine months for an additional 33% of the Consideration Shares, and one year for the remaining 34% of Consideration Shares, in each case held by each such unitholder.
[1]	Note: Company/PWC to provide exact numbers for the table which are capable of being included in the PWC circle up comfort letter.

Relationship Agreement
At Completion, the Company will enter into a relationship agreement with EIG pursuant to which, for so long as EIG (together with its affiliates) holds, in the aggregate:
•	no fewer than 20% of the Shares in the Company, EIG shall be entitled to nominate for appointment two non-executive directors to the Board; and
•	fewer than 20% but no fewer than 10% of the Shares in the Company, EIG shall be entitled to nominate for appointment one non-executive director to the Board.
The Relationship Agreement will be governed by English law.
3.	Prospectus
In connection with the Admission, the Company has published a prospectus on 20 February 2025 in accordance with the UK Prospectus Regulation (the “Prospectus”).
The Prospectus includes, among other things:
•	further details of the key terms of the Acquisition set out in section 5 of Part 1 (Information on the Group) of the Prospectus;
•	the risks related to the Acquisition set out in the section entitled “Risk Factors – Risks related to the Acquisition” of the Prospectus;
•
audited consolidated financial statements of the Maverick Group as at and for the year ended 31 December 2023 and the unaudited interim condensed consolidated financial statements of the Group as at and for the nine-month period ended 30 September 2024 as set out in Part 3 (Historical Financial Information Relating to the Maverick Group);

•
the competent persons report from Netherland, Sewell & Associates, Inc. for the oil and gas properties owned by the Maverick Group as set out in Part 5 (Competent Persons Report for the Maverick Group); and

•
details of related party transactions, material contracts and significant changes since 30 September 2024, in each case, for the Maverick Group as set out in sections 12 (Related Party Transactions – The Maverick Group), 15 (Material Contracts – The Maverick Group) and 18 (No significant change – The Maverick Group).

4.	Resolution to be proposed at the General Meeting
As announced on 27 January 2025, the Acquisition is conditional upon approval of the Resolution by the Shareholders at the General Meeting.
The Directors may only allot Shares or grant rights to subscribe for, or convert any security into, Shares if authorised to do so by Shareholders in general meeting.
At the 2024 AGM, the Directors were authorised to allot Shares for up to a maximum aggregate nominal amount equal to £3,171,228 (being 15,856,140 Shares) in connection with a non-pre-emptive offer. The Directors have utilised the shareholder authorisation granted at the 2024 AGM to allot the following Shares:
•	2,249,650 Shares in connection with the Crescent Pass Acquisition on 15 August 2024;
•	2,342,445 Shares in connection with the East Texas Assets Acquisition on 30 October 2024; and
•	8,500,000 Shares in connection with the Equity Raise on 20 February 2025, with a further up to 850,000 Shares that may be issued in connection with the Over-Allotment Option.
Therefore, the Directors do not have sufficient authorisation pursuant to section 551 of the Act to allot the Consideration Shares and are seeking authorisation at the General Meeting to allot and issue the Consideration Shares under section 551 of the Act.

The sole purpose of the General Meeting will be to approve the following Resolution:
THAT, the Directors be generally and unconditionally authorised pursuant to and in accordance with section 551 of the Companies Act 2006, to exercise all powers of the Company to allot relevant securities (within the meaning of section 551 of the Act) in the Company and to grant rights to subscribe for, or to convert any security into, Shares in the Company up to a maximum aggregate nominal amount equal to £6,790,898 pursuant to and in connection with the proposed acquisition of Maverick Natural Resources, LLC by the Company, provided that such authority shall expire on 31 August 2025. The authority granted by this Resolution shall be in addition, and without prejudice, to all existing authorities to allot relevant securities granted to the Directors.
Shareholders should read the Notice of General Meeting set out at the end of this document for further details about the General Meeting.
5.	Action to be taken
You will find enclosed a Form of Proxy for the General Meeting. Depositary Interest Holders will need to complete a Form of Instruction or submit their voting instruction via the CREST voting system as set out in the ‘Notes to the Notice of General Meeting’ section.
To be valid for use at the General Meeting, the Form of Proxy must be completed and returned, in accordance with the instructions printed thereon, to Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible and, in any event, to arrive by 1 p.m. (London time) / 8 a.m. (New York time) on 6 March 2025. The completion and return of a Form of Proxy will not preclude Shareholders from attending and voting in person at the General Meeting should they subsequently wish to do so.
The Form of Instruction should be returned to the Depositary, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom by 1 p.m. (London time) / 8 a.m. (New York time) on 5 March 2025. Depositary Interest Holders wishing to attend the meeting in person should refer to the ‘Notes to the Notice of General Meeting’ section for instructions on how to attend.
Shareholders are strongly encouraged to ensure that their votes are counted at the General Meeting by appointing the chair of the General Meeting as their proxy and submitting their completed Form of Proxy and/or Form of Instruction, as applicable.
If you hold your interest through a broker, bank, or nominee (or similar), you should normally receive directions from such broker, bank, or nominee (or similar) on how to attend (electronically or in person) and vote at the General Meeting or how to give a proxy or voting instructions. These directions should be followed. If you have not received such directions, it would be advisable to contact your broker, bank, or nominee (or similar) as soon as possible.
6.	Recommendation
The Board considers the Acquisition and the Resolution to be in the best interests of the Company and Shareholders as a whole. Accordingly, the Board unanimously recommends that Shareholders vote in favour of the Resolution to be proposed at the General Meeting, as the directors each intend to do in respect of their own beneficial holdings of Shares.

Yours faithfully,

David Johnson

Chair
Diversified Energy Company PLC

DEFINITIONS
The definitions set out below apply throughout this document, unless the context requires otherwise.

“2024 AGM”	the annual general meeting of the Company held on 10 May 2024;

“Act”	Companies Act, 2006, as amended;

“Acquisition”	the proposed acquisition of Maverick by the Group;

“Agreement”
the merger agreement dated 24 January 2025 by and among Maverick, the Company, Remington Merger Sub, LLC, and for certain provisions therein, Diversified Gas & Oil Corporation and EIG Management Company, LLC in connection with the Acquisition;

“Board”	the board of directors of the Company at the time of this document;

“Company”	Diversified Energy Company PLC, a company limited by shares and incorporated in the United Kingdom with registered number 09156132;

“Completion”	the completion of the Acquisition in accordance with the Agreement;

“Admission”
admission of the Consideration Shares and the Shares issued pursuant to the Equity Raise and to be issued pursuant to the Over-Allotment Option (if the Over-Allotment Option is exercised) to listing on the equity shares (commercial companies) category of the Official List and to trading on the Main Market becoming effective;

“Consideration Shares”	up to 33,954,491 new Shares to be allotted and issued pursuant to the Acquisition;

“Crescent Pass Acquisition”	the acquisition by the Group of high-working interest, operated natural gas properties and related facilities located within eastern Texas, as completed in August 2024;

“CREST Manual”
the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure, CREST Glossary of Terms and CREST Terms and Conditions (all as defined in the CREST Glossary of Terms promulgated by Euroclear on 15 July 1996 and as amended since);

“CREST Regulations”	the Uncertificated Securities Regulations 2001 of the United Kingdom, as amended;

“CREST”
the relevant system (as defined in the CREST Regulations) for the paperless settlement of trades in listed securities in the United Kingdom, of which Euroclear Limited is the operator (as defined in the CREST Regulations);

“Depositary Interest”	a depositary interest issued through CREST by the DI Depositary representing a beneficial interest in a Share;

“Depositary”	Computershare Trust Company N.A. in its capacity as the depositary and issuer of depositary receipts;

“DI Depositary”	Computershare Investor Services PLC, in its capacity as the issuer of Depositary Interests;

“East Texas Assets Acquisition”	the acquisition of the East Texas Assets as completed on 30 October 2024;

“East Texas Assets”	the operated natural gas properties located within eastern Texas acquired by the Group on 30 October 2024;

“Enlarged Group”	the Group, following completion of the Acquisition;

“Equity Raise”	the issue of 8,500,000 new Shares to raise net proceeds of approximately £93.9 million;

“Equity Raise Shares”	8,500,000 new Shares issued and allotted pursuant to the Equity Raise;

“Form of Proxy”	the form of proxy for use at the General Meeting which accompanies this document;

“FSMA”	the Financial Services and Markets Act 2000 of the United Kingdom, as amended;

“General Meeting”
the general meeting of the Company to be held at 1 p.m. (London time) / 9 a.m. (New York time) on 10 March 2025 pursuant to the Notice of Meeting set out at the end of this document and any adjourned meeting thereof;

“Group”	the Company and its subsidiaries and subsidiary undertakings as at the date of this document;

“Latest Practicable Date”	6.00 p.m. (London time) on 19 February 2025 being the last practicable date prior to publication of this document;

“Maverick”	Maverick Natural Resources, LLC, a Delaware limited liability company;

“Maverick Group”	Maverick, together with its subsidiaries and subsidiary undertakings;

“Notice of Meeting”	the notice convening the General Meeting, set out at the end of this document;

“Official List”	the Official List of the Financial Conduct Authority;

“Over-Allotment Option”	the option granted by the Company to Citigroup Global Markets Inc. and Mizuho Securities USA LLC to subscribe for up to 850,000 new Shares, as previously announced on 19 February 2025;

“Over-Allotment Shares”	up to 850,000 new Shares that may be issued upon exercise of the Over-Allotment Option;

“Resolution”	the resolution to be proposed at the General Meeting as set out in the Notice of Meeting;

“Shareholder”	a registered holder of Shares (excluding any Shares held in treasury);

“Shares”	the fully paid ordinary shares of £0.20 each in the capital of the Company, or book-entry interests representing such ordinary shares as the context may require;

“United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;

“UK Prospectus Regulation”	the UK version of Regulation (EU) 2017/1129 which forms part of UK law by virtue of the European Union (Withdrawal) Act 2018 as amended; and

“United States” or “U.S.”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction.

NOTICE OF GENERAL MEETING
DIVERSIFIED ENERGY COMPANY PLC
(incorporated in England and Wales with registered number 09156132)
Notice is hereby given that a General Meeting of Diversified Energy Company PLC (the “Company”) will be held at the offices of FTI Consulting, 200 Aldersgate, Aldersgate Street, London, EC1A 4HD, United Kingdom at 1 p.m. (London time) / 9 a.m. (New York time) on 10 March 2025 for the purpose of considering and, if thought fit, passing the Resolution as an ordinary resolution.
ORDINARY RESOLUTION
Authority to allot the Consideration Shares
THAT, the Directors be generally and unconditionally authorised pursuant to and in accordance with section 551 of the Companies Act 2006, to exercise all powers of the Company to allot relevant securities (within the meaning of section 551 of the Act) in the Company and to grant rights to subscribe for, or to convert any security into, Shares in the Company up to a maximum aggregate nominal amount equal to £6,790,898 pursuant to and in connection with the proposed acquisition of Maverick Natural Resources, LLC by the Company, provided that such authority shall expire on 31 August 2025. The authority granted by this Resolution shall be in addition, and without prejudice, to all existing authorities to allot relevant securities granted to the Directors.
By order of the Diversified Energy Company PLC Board on 19 February 2025
Apex Secretaries LLP
Company Secretary
Registered Office: 4th Floor Phoenix House, 1 Station Hill, Reading, Berkshire, United Kingdom, RG1 1NB.

EXPLANATORY NOTES TO THE RESOLUTION
These notes explain the proposed Resolution.
The Resolution is proposed as an ordinary resolution, which means that for the Resolution to be passed, more than half the votes cast must be in favour of the Resolution.
The Directors may only allot Shares or grant rights to subscribe for, or convert any security into, Shares if authorised to do so by Shareholders in a general meeting.
At the 2024 AGM, the Directors were authorised to allot Shares for up to a maximum aggregate nominal amount equal to £3,171,228 (being 15,856,140 Shares) in connection with a non-pre-emptive offer.
The Directors have utilised the shareholder authorisation granted at the 2024 AGM to allot the following Shares:
•	2,249,650 Shares in connection with the Crescent Pass Acquisition on 15 August 2024;
•	2,342,445 Shares in connection with the East Texas Assets Acquisition on 30 October 2024; and
•	8,500,000 Shares in connection with the Equity Raise on 20 February 2025, with a further up to 850,000 Shares that may be issued in connection with the Over-Allotment Option.
Therefore, the Directors do not have sufficient authorisation pursuant to section 551 of the Act to allot the Consideration Shares and are seeking authorisation at the General Meeting to allot and issue the Consideration Shares under section 551 of the Act.
The Resolution will, if passed, authorise the Directors to allot (or grant rights over) the Consideration Shares up to a nominal amount of £6,790,898 (representing 33,954,491 Shares and 35.83% of the Existing Issued Share Capital of the Company as at the date of this document).
The authority will expire on 31 August 2025.

NOTES TO THE NOTICE OF GENERAL MEETING
(a)
Only those Shareholders registered in the Company’s register of members at close of business on 6 March 2025 or if this meeting is adjourned, close of business on the date which is two business days prior to the time of the adjourned meeting for Shareholders, shall be entitled to vote at the General Meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the General Meeting.

(b)
Depositary Interest Holders registered in the register of Depositary Interests at close of business on 4 March 2025, or if the General Meeting is adjourned, close of business on the date which is four business days prior to the time of the adjourned General Meeting shall be entitled to provide voting instructions to Computershare Investor Services PLC (“Computershare”) in respect of the number of U.K. Depositary Interests registered in their name(s) at that time.

(c)
If you hold your interest through a broker, bank, or nominee (or similar), you should normally receive directions from such broker, bank, or nominee (or similar) on how to attend (electronically or in person) and vote at the General Meeting or how to give a proxy or voting instructions. These directions should be followed. If you have not received such directions, it would be advisable to contact your broker, bank, or nominee (or similar) as soon as possible.

(d)
If a Depositary Interest Holder or a representative of that holder wishes to attend the General Meeting and/or vote at the General Meeting, they must contact the Depositary, Computershare Investor Services PLC, with a Letter of Representation from their broker or nominee and provide this letter by email to !UKALLDITeam2@computershare.co.uk by no later than 1 p.m. (London time) / 8 a.m. (New York time) on 4 March 2025. On receipt, the Depositary will issue a separate Letter of Representation authorising attendance on behalf of the Depositary Interest Custodian, Computershare Trust Company NA. The Depositary Interest Holder or a representative of that holder should present the original Letter of Representation upon attendance at the General Meeting in order to gain entry to the General Meeting. Depositary Interest Holders that do not follow the above process will be unable to represent their position in person at the General Meeting. The completion of the Form of Instruction will not preclude a holder from attending the General Meeting and participating once such Letter of Representation has been issued.

(e)	Information regarding the meeting can be found at https://ir.div.energy/reports-announcements.
(f)
Any Shareholder entitled to attend and vote at the General Meeting is entitled to appoint one or more proxies (who need not be a member of the Company) to attend and to vote instead of the Shareholder. Completion and return of a Form of Proxy will not preclude a Shareholder from attending and voting at the General Meeting in person, should they subsequently decide to do so.

(g)
If you are a Shareholder who is entitled to attend and vote at the General Meeting, you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote at the General Meeting and you should have received a Form of Proxy with this Notice. This form cannot be used by Depositary Interest Holders who will have been sent a Form of Instruction. Shareholders can only appoint a proxy using the procedures set out in these notes and the notes to the Form of Proxy. If you appoint multiple proxies and wish to give them separate instructions to vote or abstain from voting, please indicate how you wish each proxy to vote or abstain from voting on the reverse side of each proxy card on which you have entered the name of your proxy. For the avoidance of doubt, where multiple proxies are appointed, each proxy must be appointed to exercise the rights attached to a different share or shares held by you. All forms must be signed and should be returned together in the same envelope to ‘Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717’.

(h)	To be valid, an appointment of proxy must be returned by one of the following methods:
(A)
For a Shareholder, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited with Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by 1 p.m. (London time) / 8 a.m. (New York time) on 6 March 2025;

Alternatively, register your vote online by visiting www.proxyvote.com using the 16-digit control number (your “Control Number”) set out in the Form of Proxy and following the instructions provided by 1 p.m. (London time) / 8 a.m. (New York time) on 6 March 2025; or

(B)
Depositary Interest Holders can provide an instruction by utilising the CREST electronic voting instruction service in accordance with the procedures set out below. Depositary Interest Holders may direct Computershare to vote the Shares represented by their Depositary Interests as follows:

(i)
Mail: Complete and return a Form of Instruction to Computershare using the reply-paid envelope that accompanied the Form of Instruction or by posting it to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom. To be effective, all Forms of Instruction must be received by Computershare by 1 p.m. (London time) / 8 a.m. (New York time) on 5 March 2025. Computershare, as your proxy, will then make arrangements to vote your underlying Shares according to your instructions.

(ii)
CREST: Depositary Interest Holders who wish to instruct their Custodian on how to vote through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment thereof by using the procedures described in the CREST Manual. CREST personal members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. All messages relating to the appointment of a proxy or an instruction to a previously appointed proxy must be transmitted so as to be received by Computershare (ID: 3RA50) no later than 1 p.m. (London time) / 8 a.m. (New York time) on 5 March 2025. Normal system timings and limitations will apply in relation to the input of CREST Proxy Instructions. It is therefore the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable their CREST sponsor(s) or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 as amended.

(i)
A vote abstention is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the Resolution. If no voting indication is given, your proxy may vote or abstain from voting at their discretion. Your proxy may vote (or abstain from voting) as they think fit in relation to any other matter which is put before the meeting.

(j)
In the case of joint holders, where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first named being the most senior).

(k)	Shareholders and Depositary Interest Holders may change proxy instructions by submitting a new voting instruction using the methods set out above, as applicable.
(l)
Where you have appointed a proxy using the hard-copy Form of Proxy and would like to change the instructions using another hard-copy Form of Proxy, please contact Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

(m)	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.
(n)
A Shareholder may change a proxy instruction but to do so you will need to inform the Company in writing by sending a signed hard-copy notice clearly stating your intention to revoke your proxy appointment to Computershare. In the case of a Shareholder which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice.

(o)
In either case, the proxy revocation notice must be received by Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by no later than 1 p.m. (London time) / 8 a.m. (New York time) on 6 March 2025.

(p)
If you attempt to revoke your proxy appointment but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.

(q)
Beneficial owners should contact their broker, bank or other holder of record for instructions on how to revoke their proxies or change their vote. Depositary Interest Holders should contact Computershare for instructions on how to revoke their proxies or change their vote.

(r)
A corporation which is a Shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a Shareholder provided that no more than one corporate representative exercises powers over the same Share.

(s)	Any validated member attending the General Meeting has the right to ask questions. The Company must answer any question you ask relating to the business being dealt with at the meeting unless:
(i)	answering the question would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;
(ii)	the answer has already been given on a website in the form of an answer to a question; or
(iii)	it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.
(t)	The quorum for the meeting is two or more members, who are entitled to vote, present in person or by proxy or a duly authorised representative of a corporation which is a member.
(u)	At the meeting the vote may be taken by show of hands or by poll. On a poll, every member, who is present in person or by proxy, shall be entitled to one vote for every Share held by him.
(v)
If, within five minutes after the time appointed for the meeting (or such longer interval not exceeding one hour as the Chairman of the meeting may think fit to allow) a quorum is not present, the General Meeting shall stand adjourned to a day (but not less than 10 days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened) the time and place to be decided by the Chair, and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present in person and by proxy shall be a quorum.